Exhibit (h)(3)

ADMINISTRATION

FEE WAIVER AGREEMENT

This Administration Fee Waiver Agreement (the “Agreement”) is made effective as of December 31, 2010 (the “Effective Date”), between the Cavanal Hill Funds, a Massachusetts business trust (the “Trust”), having an office at 3435 Stelzer Road, Columbus, OH 43219-3035, and Cavanal Hill Investment Management, Inc., an Oklahoma corporation (the “Administrator”), having an office at One Williams Center, 15th Floor, Tulsa, OK 74172-0172.

WHEREAS, the Trust is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940, as amended, that consists of nine separate funds offered in various classes (the “Funds”) as of the Effective Date; and

WHEREAS, the Administrator serves as administrator for the Trust pursuant to that certain Administration Agreement dated July 1, 2004, between the Funds’ and the Administrator’s predecessors in interest (the “Administration Agreement”);

WHEREAS, the Administrator is entitled to receive the Administrator Fees described in Schedule A in accordance with the Administration Agreement;

WHEREAS, the Trust and the Administrator have from time to time entered into contractual agreements and voluntary arrangements whereby the Administrator has agreed to waive, cap or otherwise limit the fees that it would otherwise be entitled to under the Administration Agreement;

WHEREAS, the Trust and the Administrator have determined that it is appropriate and in the best interest of the Trust and its shareholders to maintain the administration expenses of the Funds at a level below the level to which the Funds may legally be subject.

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1.     Prior Agreements.

This Agreement supersedes and replaces all prior agreements (whether contractual or voluntary, “Prior Agreements”) between the Trust and the Administrator to the extent that any such prior agreement limits, caps or waives the fees otherwise due to the Administrator pursuant to the Administration Agreement. In all other respects, the Prior Agreements shall remain in full force and effect, unless any such Prior Agreement is rendered moot as a result of this Agreement.

2.     Waivers.

The Trust and the Administrator hereby agree that the Waivers described in Schedule A shall apply to the Funds.

3.     Term and Termination.

This Agreement shall become effective on the Effective Date and, unless sooner terminated as provided herein, this Agreement shall continue in effect until December 30, 2011, and thereafter shall continue in effect for successive periods of twelve months. This Agreement may be terminated only upon the written agreement of the Trust and the Administrator; provided, however, this Agreement will automatically terminate with respect to any Fund (or class) upon termination of the Administration Agreement for such Fund (or class).

4.     Future Waivers.

This Agreement shall not limit or control any future decision by the Administrator to grant a voluntary waiver to any of the Funds.

5.     Interpretation.

Nothing herein contained shall be deemed to require the Administrator, the Trust or any Fund (or class) to take any action contrary to the Trust’s Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the 1940 Act, to which it is subject or by which it is bound, or relieve or deprive the Trust’s Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust or the Fund.

6.     Entire Agreement; Amendment.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein. This Agreement may be amended only by a written instrument signed by each of the parties hereto.

A copy of the Agreement and Declaration of Trust of the Trust, as amended, is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trust.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunder duly authorized, effective as of the Effective Date.

Cavanal Hill Investment Management, Inc.	Cavanal Hill Funds On behalf of the Funds listed in Schedule A
By: /s/ J. Brian Henderson Name: J. Brian Henderson Title: Senior Vice President	By: /s/ Jim L. Huntzinger Name: Jim L. Huntzinger Title: Executive Vice President

Schedule A
To the Administration Fee Waiver Agreement

Fund	Share Class	Ticker	Administration Fee (Annual rate in one- hundredths of one percent of average daily net assets)	Waiver (Annual rate in one- hundredths of one percent of average daily net assets)
Cavanal Hill Tax-Free Money Market Fund	Administrative	APBXX	12	10
	Service	APDXX	12	10
	Institutional	APEXX	12	10
	Select	AIFXX	12	10
	Premier		12	10
Cavanal Hill U.S. Treasury Money Market Fund	Administrative	APGXX	12	7
	Service	APJXX	12	7
	Institutional	APKXX	12	7
	Select		12	7
	Premier		12	7
Cavanal Hill Cash Management Fund	Administrative	APCXX	12	7
	Service	APFXX	12	7
	Institutional	APHXX	12	7
	Select		12	7
	Premier		12	7
Cavanal Hill Intermediate Tax-Free Bond Fund	No Load Investor	APTFX	20	10
	Institutional	AITEX	20	10
Cavanal Hill Short Term Income Fund	No Load Investor	APSTX	20	10
	Institutional	AISTX	20	10
Cavanal Hill Intermediate Bond Fund	No Load Investor	APFBX	20	10
	Institutional	AIFBX	20	10
Cavanal Hill Bond Fund	No Load Investor	APBDX	20	10
	Institutional	AIBNX	20	10
Cavanal Hill Balanced Fund	No Load Investor	APBAX	20	10
	Institutional	AIBLX	20	10
Cavanal Hill U.S. Large Cap Equity Fund	No Load Investor	APEQX	20	10
	Institutional	AIEQX	20	10